SilverCrest Provides Fourth Quarter and Annual Operational Results, Management Update and Conference Call Details
2023 Sales Guidance Exceeded, Treasury Assets Increased by 29% in Q4, 2023

TSX: SIL | NYSE American: SILV                               For Immediate Release
VANCOUVER, BC – January 23, 2024 – SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to provide operational results for the fourth quarter of 2023 (“Q4, 2023”) and full year of 2023 (“FY 2023”) from the Company’s Las Chispas Operation (“Las Chispas” or the “Operation”) located in Sonora, Mexico. Full disclosure of FY 2023 financial results will be included in the Company’s audited consolidated financial statements for the year ended December 31, 2023 which will be released on March 6, 2024. All amounts are expressed in U.S. dollars, unless otherwise noted. Certain amounts shown in this news release may not total to exact amounts due to rounding differences.

Q4, 2023 Operating Results and Sales
•Recovered 14,100 ounces (“oz”) of gold and 1.34 million ounces of silver, or 2.47 million silver equivalent (“AgEq”)1 ounces.
•Sold 16,100 ounces of gold and 1.27 million ounces of silver, or 2.56 million AgEq ounces.
•Average realized price of $1,977/oz gold and $23.09/oz silver generating $61.3 million of revenue.
2023 Operating Results and Sales
•Recovered 59,700 ounces of gold and 5.65 million ounces of silver, or 10.40 million AgEq ounces.
•Sold 58,200 ounces of gold and 5.62 million ounces of silver, or 10.25 million AgEq ounces, ahead of 2023 sales guidance of 9.8 to 10.2 million ounces AgEq.
•Average realized price of $1,945/oz gold and $23.48/oz silver generating $245.1 million of revenue.

N. Eric Fier, CEO, commented, “In our first full year of commercial production at Las Chispas, we exceeded the top end of our 2023 silver equivalent sales guidance. We thank our teams in Mexico and Canada for their outstanding efforts towards this achievement. In Q4, 2023 our underground mine continued the scheduled ramp-up, and slightly exceeded the planned rate for the quarter. While we experienced some unplanned downtime at the processing plant in Q4, 2023, our operational flexibility allowed us to still deliver above our guidance. Early in the new year we finalized the negotiations for our underground mining contract and look forward to implementing this work in Q1, 2024.
We remain well funded to execute our Las Chispas growth initiatives with several exploration drill rigs targeting infill conversion and mine exploration. At the end of the quarter our treasury holdings totaled $105 million ($86 million cash and $19 million bullion), a 29% increase from the end of Q3, 2023. While our H1, 2024 cash flow will be impacted by taxes related to the 2023 fiscal tax year, annual payment of extraordinary and special mining duties, and payments related to underground mine contract negotiations, our financial strength and flexibility will continue to be a differentiating factor. We look forward to providing our 2024 sales and cost guidance, and more details regarding the new underground mine contract later in Q1, 2024.”
1 Silver equivalent (“AgEq”) ratio used in this news release of 79.51:1 based on the updated technical report for Las Chispas titled “Las Chispas Operation Technical Report” dated September 5, 2023 with an effective date of July 19, 2023.

Q4 and FY 2023 Operational Highlights

	Unit	Q4, 2023	FY, 2023
Ore mined	tonnes	78,600	300,900
Ore milled (a)	tonnes	104,500	431,400
Average daily mill throughput	tpd	1,136	1,182

Gold (Au)
Average processed grade	gpt	4.28	4.39
Process Recovery	%	98.3%	98.1%
Recovered	oz	14,100	59,700
Sold	oz	16,100	58,200
Average realized price	$/oz	1,977	1,945

Silver (Ag)
Average processed grade	gpt	410	423
Process Recovery	%	97.7%	96.5%
Recovered	million oz	1.34	5.65
Sold	million oz	1.27	5.62
Average realized price	$/oz	23.09	23.48

Silver equivalent (AgEq)
Recovered	million oz	2.47	10.40
Sold	million oz	2.56	10.25
(a) Ore milled includes material from stockpiles and ore mined.

Underground Mine Contract Negotiations
During 2023, SilverCrest proactively began a selection process to review its underground mining contract. The Company began discussions with several potential underground mine contractors to compete for this contract with the focus on safety, predictability, and cost. Early in Q1, 2024 the selection process and negotiations were finalized and beginning in February 2024, a subsidiary of Dumas Contracting Ltd (“Dumas”) will begin mobilizing to Las Chispas under a five year service contract covering all underground development and production activities.
Dumas, part of STRACON Group, is a leading Canadian-based mining services provider that specializes in underground mine construction, lateral and vertical mine development, shaft sinking, production mining, and engineering. With significant international experience, including in Mexico, Dumas is well regarded with a demonstrated track record on safety, risk management, and operational excellence.
SilverCrest thanks the current mining contractor for their efforts and accomplishments to date. The current contractor will remain active until Dumas is fully mobilized in Q2, 2024. Both contractors are committed to a smooth transition and hand-off of underground operations. The Company will make payments in the first nine months of 2024 related to the change of contractors. Details regarding these payments will be provided with 2024 guidance. In addition, SilverCrest will make a $7.5 million advance payment in Q1, 2024 to Dumas which will be credited towards future contract mining services.

Management Update
With Las Chispas built, the plant successfully ramped up, and the mine progressing as per plan, Mr. Pierre Beaudoin, Chief Operating Officer, will be retiring effective January 31, 2024. Mr. Beaudoin will rejoin the board of directors effective February 1, 2024, where he previously held a Director role from June 2018 to November 2018, when he subsequently took the executive role to support the advancement of Las Chispas to production.

John Wright, Board Chair, commented, “We thank Mr. Beaudoin for his outstanding contributions. Mr. Beaudoin was brought on to steward Las Chispas through construction and ramp-up and he did that with flying colours. With his primary role completed with success, we are pleased to welcome Pierre back to the board of directors and look forward to continuing to benefit from his expertise.”
Mr. Cliff Lafleur, who joined SilverCrest in July 2021 as the Company’s Vice President, Technical Services, has been appointed Vice President, Operations. Mr. Lafleur has more than 20 years experience with a particular focus on underground mining, including more than 10 years ramping-up and improving underground mines in Mexico, including; Torex’s ELG Underground mine and Primero’s (now First Majestic’s) San Dimas mine. He has been instrumental in completing the Company’s updated Technical Report, safely ramping up underground operations, and completing underground contract negotiations.
Mr. Beaudoin commented, “I would like to thank the board of directors for the opportunity to lead the design, construction and ramp-up efforts at Las Chispas. I have been impressed with the accomplishments of our team and their ability to successfully navigate some of the unique challenges that we were presented with during construction, commissioning, and ramp-up. I look back at 2023 with pride as we have completed our first full year of production and exceeded the top end of our sales guidance. I am confident that this success will continue given the strong foundation of a high-quality operating team and asset.”

Fourth Quarter 2023 Conference Call
A conference call to discuss the Company’s Q4, 2023 operational and financial results will be held Thursday, March 7, 2024 at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call, please dial the numbers below.
Date & Time:     Thursday March 7, 2024 at 8:00 a.m. PT / 11:00 a.m. ET

Telephone:    Toronto: +1-416-764-8624
        North America Toll Free: 1-888-259-6580
        Conference ID: 58528537
Webcast:     https://silvercrestmetals.com/investors/presentations/

Qualified Persons Statement
The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering, and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company’s principal focus is its Las Chispas Operation in Sonora, Mexico. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking statements” and “forward-looking information” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the amount of future production of gold and silver over any period; the strategic plans and expectations for the Company’s operation and exploration program; working capital requirements; expected recoveries; expected cash costs and outflows; and the timing of release of the Company’s audited consolidated financial statements for the year ended December 31, 2023. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: present and future business strategies; continued commercial operations at the Las Chispas Operation; the environment in which the Company will operate in the future, including the price of gold and silver; estimates of capital and operating costs; production estimates; estimates of mineral resources, mineral reserves and metallurgical recoveries and mining operational risk; the reliability of mineral resource and mineral reserve estimates; mining and development costs; the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to exploration programs; and effects of regulation by governmental agencies and changes in Mexican mining legislation. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; fluctuations in gold and silver prices; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For Further Information: SilverCrest Metals Inc.
Contact: Telephone: Fax: Toll Free: Email: Website:	Lindsay Bahadir, Manager Investor Relations and Corporate Communications +1 (604) 694-1730 +1 (604) 357-1313 1-866-691-1730 (Canada & USA) info@silvercrestmetals.com www.silvercrestmetals.com
570 Granville Street, Suite 501 Vancouver, British Columbia V6C 3P1